CORRESPONDENCE

                            Cambridge Holdings, Ltd.
                          106 S. University Blvd., #14
                                Denver, CO 80209
July 29, 2005

Ms. Yolanda Crittendon
Staff Accountant
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC  20549

Re:      Cambridge Holdings, Ltd., File No. 000-12962 (Additional Comments)

Dear Ms. Crittendon:

     The following is in supplement to your comment letter dated July 13, 2005 in the referenced matter. Attached are marked copies of the filing that has been amended as a result of the Staff's inquiries. For ease of reference, each amended filing has been keyed to the applicable comment in your letter.

                 Form 10-QSB for the period ended March 31, 2005
                 -----------------------------------------------

1. The Form 10-QSB for the quarterly period ended March 31, 2005 has been amended (Amendment No. 2, to revise the following items:

     a. Item 1. Financial Statements introductory head-note has been expanded to include a disclosure and acknowledgement that the Company has met the definition of an "investment company" as provided in Section 3(a)(1) of the Investment Company Act; and accordingly should have registered and been reporting as an investment company. This is in response to comment #2 in the July 13, 2005 letter from the Staff.

     b. Item 1. Financial Statements - Note 4 has been expanded to include a disclosure and acknowledgement that the Company has met the definition of an "investment company" as provided in Section 3(a)(1) of the Investment Company Act; and accordingly should have registered and been reporting as an investment company. This is in response to comment #2 in the July 13, 2005 letter from the Staff.

     c. Item 2. Management's Discussion and Analysis has been expanded to include a disclosure and acknowledgement that the Company has met the definition of an "investment company" as provided in Section 3(a)(1) of the Investment Company Act; and accordingly should have registered and been reporting as an investment company. This is in response to comment #2 in the July 13, 2005 letter from the Staff.

     If you have any questions or require any additional information, please do not hesitate to contact Steven B. Boehm at (202) 383-0176, or me at (303) 475-3786.

                             Sincerely,


                             /s/ Jeffrey G. McGonegal
                             ------------------------
                             Jeffrey G. McGonegal, Chief Financial Officer


cc:      Mr. Gregory Pusey
         Steven B. Boehm, Esq./ Sutherland Asbill & Brennan, LLP
         Adam Agron, Esq./Brownstein Hyatt & Farber, P.C.